

BLACK MOMMA TEA & CAFE

2019- Report

Dear investors,

We're still thinking about what to say.

Sincerely,

Vanessa Braxton

Our Mission

In five years, we hope to have 500 Black Momma Tea & Cafes that will consist of corporate stores, franchises, and licensed units. In addition, we are striving to be listed on a major exchange in the future which will allow for further expansion globally. This growth will create jobs, collaboration with new small businesses and help expand small manufacturers within the Food & Beverage industry.

See our full profile

How did we do this year?

Report Card

The Good

The Bad

2019- At a Glance

Fiscal Year Ends July 31


$$$$

$0
Revenue



-$275,158
Net Loss


IOU!

$0
Short Term Debt



$1,069,995
Raised in 2019-



$300,000
Cash on Hand
As of 10/31/19

We ❤ Our 2115 Investors

Thank You For Believing In Us

Evan Jefferson
Michael Jordan
Ruben West
Crystal Hill
Melissa McKnight-Forney
Jonas V. Butkus
Josella RAYMOND
Vincent Gao
Arneathia Brown
JoyPaul Ramos
Christopher Simmons
GOAL MINDZ LLC
Keyla PARKER
William Smith
Sharina Moore
Michcail A Pusey
Rafael Perez
Erlene Miller
Stephanie Renee
Rosemarie Craig
Cynthia Hints
Elitia Mattox
Jason M. Fields
Gina Neal
Tanisha Perez
Derwin Gary
Dawn Lett
Dwyer Donna
Mary Lynn Dodd
Johnny Piard
Shera Harris
Takara Nicholson
Keith N Johnson
Chris Dunn
Vivian Gulley
Tracy REID
Alex Perec
Rochelle Lavenhouse
Cosalet Adams
Frank Williams
Sonja Reed
CarolAnn Jeffries
Emanuel Aaron
Patrick Walker
Michelle O'Brien
Marv Fleming
AHMED ALHUSSAIN
Paris Ariane Parker
Josephine TheLovelyjojo
Victoria Williams Thomas
Cherrie Jmz
Constance Carter
Denora Johnson-Williams
Craig Lee
Kim Kim G
Karen Zinnerman
Kimberly But God Blade
Marion E. Cramer
Winston Cummins
Lora Jerdine-Bell
La Sunda Washington
Brittney Mitchell
Carl Kaminsky
Valencia J. Pearson
Beatrice DuPont
Kanosha Vaughns
Mike Greene
Michelle Greene Rhodes
Emile B Dyson
Gina Smith
Cyn Mormon
Natasha Chisdes
Donna M Cyris Hemans
Anthony J Hayes
Bernice Bien-Aime
Jerome Gardner
Donald Chapman
Darin W Anderson
Marquce Robinson
Evelyn Jones-Guider
Wayne M Beckford
Lauren Evans
Latarika Young
Samantha Az Phancy
Shelly Shelton
Cheryna Whetstone
Jennifer Fluker
Danette Mitchell
Sha Ron Darlene Coleman
Kenneth D Crowley
Collette Ngante
Terri Liggins
Tammy Thompson
Charnelle Shephard
Tyneshia Boyer
Kim Reid

Nikcole Cunningham
Stephania Perkins Biddings
Penni Malloy-Harper
Delanta Harrison
Calvin Lam
Christopher Mason
Sheryl M Luster
Chris Riney
Paul Chandler
Donna Rosby
The Beecher Group LLC
Ann Karazeris
Nichole McFarland
Tarrence Mack
Jayaprakasan Cherulil
Maurice WILLIAMS
EMPERIAL LEGACIES
Sinic C. Robinson II
Christopher Bernard Pyatt
Alan J Reep
Timothy Mead
Lorie Taylor
Karen Jackson
Nashima Harvey
Wanda Simmons
La Monte Wayne Peters
Shelia Barnes
Dewarren T. Gaddy
Monica Gannon
Lyle Notice
Tanya D Fussell
Shaun C
Valerie Driskell-Brown
Kesha Taylor
Dannette Mason
Matthew JACKSON
House Of Bey, A Publishi...
Robin Ferebee
Carol McNeely
Melissa Guillaume-Thomas
Marie-Andree Barthelemy
Kemba Rankins
Latiara Laird
Rosalyn Ceasar
Jenuryl Dunn
Erlin Clarke
Eric Parker
Larissa Pompey
Carter Brock
Jamal Russell
Alisa Elery
Chase Marsh
Environmental Graphic D...
Jabria Chambers Burroug...
Stephanie Mathieu
Patresha Pearson
Dawn Viscarra
Regine Cayemitte
Erika Parrish
Letitia Blake
CarolAnn Jeffries
Terry Lamar Williams
Ursala A Garnett
Michelle Watson Vann
Tonya Yvette
Robert Boudreaux
Gwendolyn Jones
Greg Gross
Prime Time Trust
Renee King
Urania Johnson
Bruce Alston
Marie McGruder
Pravin Shah
Joan White
Yolanda Bauji Scott
Linda Haluska
Melissa Morris
Alicia Garner
Shawn D. Bridley
Michele Davis Lyte
Iris Jasmin
Lorianne Melissa
Debora Boutte'
Asiya Ibrahim
K. Jeanne Person
Stephanie Brown
Teresa Cox
Tanika Alexander
Reid Shores
Yasmaine Ford
Sonjia Brown-Joseph
Keisha Jones
Early Walker
Angel Todd Rollins
Ashlei Gamblin

Myra Key
Maurice Johnson
Deon Mitchell
Dex Hand
Bernard Ogon
Kathy Creed
Curtis WALKER
Dashan Hanks
Daemion Nooner
Kemyatta Everett
Janice Price
Marc Richards
Philip Burkhardt
Keith Davis
Andy Kurtts
Michael L Bowser
Daryl Cruise
M. Frenchy Saintiny
Tamara Neely
Barbara Ann Inman
Antwan A POWELS
Brandon Young
Chadwick Cowans
Tanasia Poke
Tonya Gilbert
Stephania Perkins Biddings
Ja Lynne Santiago
Kirk Nicholson
Samantha Barnes
Terri McLemore
Renee D Drake
Karen X Clark
Thomas Brown
Arcelia Love
Regina Braggs
Sherry Mitchell
Renesa McMillan
Denise Sangster
Fred Hudson
Mellva Patton
Dee Dee Asten
Linda Burks
Glenda Humphrey George
Kamaal Barron
Asante Laird
Tawana Rivers
Jennifer Fluker
Lorna Lewis
Tricia Griffin
Jeff Lockwood
Crystal Mendoza
Mi Mi Junius
Jermaine Lowe
Tamika Thompson
Helene A. Johnson
Turnera Croom Dvm
Theresa Braxton
Denise Pudelski
Phillips Mitchell Diana Dide
Diana Peter
Patricia Brown
Madilyn Frazier
Patrick Waters
Olander C Fleming
David Driggers
Erica Beache
Jacqueline IVEY
Bobby Uppal
Ruthie Rose Marie
Zachary Hobbs
Diana L Dorce
Deborah Mann
Mary Sandle
Lamont Tanksley
Jason Jackson
Joshua Aklilu
Cassandra Cokley
Toni Burrus-Kinnes
Johnny L Payne
Robert Bell
Jae Duncan
Nicole Watson
Nicole Pettiway
Robin Cooper
Robin Garvin
Shondra Wilson Colvin
Christina Maddox
Malika Campbell
Sabreen Abdal Razzaaq El
Towanna Chapman
Wael Azer
Hersley Alexander
Ta'jon Brown
Monica Boyd
Vadya Dillon
Qwincy Houston

Jennifer McCall
Len Mosley
Cyneta Hill
Marcellus Love
Felecia Sumner
Daphne Nicholson
Brooke Browning
Christine Heitkamp
Maria Walters
David J Smith
Cheryl Woodhouse
Gwendolyn Alexander
Crystal Hawkins
Ja Von Glover
Niki Moyer
Nikcole Cunningham
Hope Offord-Powell
Pota Bouvaire Johnson
Carita Huckaby
Rubina Jones
William E. Best
Dennis Comer
James D Bridges
Floyd Williams
Simeko Hartley
Erica Best
Malcolm Brewer
Winnette F Swanson
Marilynn Jackson-English
Hamydoo Sy
Sharon Mastrianna
Charles Johnson
George R Haynes
Khalila Arthur
Robin Francis Gibbs
Markeith Imhotep Johnson
Bridgett Burroughs
Nicole Pascal
Erica Beache
Sinami Maxie
Kyle Woodyard
Karl Jackson
Jennifer Webber
Denise Sailes
Jillian Ivey Sidoti
Xavier Wilkins
Freeman Whenwerise
Vanessa Wilkinson
Jelani Smith
Lisa Kemp
Tristen Sanders
Gerald McKenzie
Darryl Johnson
Tien Le
Talithia Henri
Max Howard
Hope Okereke
Deborah Francis
Mayakia Anderson
Arcelia Love
David Wallace
Damon Washington
Kyle Branch-Winfrey
Christopher Webber
Arleigh Hatcher
Denise Harris
Terri N. Tutt Daniel
Leslie Harris
Andrea Carradine Humph...
Anthony Lee
David Lanfair
Nicole Jackson
Zakiya Dixon
Jerome Frierson Sr.
Tyrone Malloy
Dale Adams
Nap Shaw
Richard Johnson
Cherise L Williams
Nadab H. Graham Jr.
Hollis Roane
Missy D Rodriguez
Lorena Glenn O'Shaughne...
Cory Beal
Le Von Betts
Juanita Lyde
Karen Lumpkin
Smith J Garcia
Victor McGhee
Tamekia Wilkins
Byron Brewer
Malorie Ambroise
Cynthia Moorehead
Nece Butler
Amoy WEBSTER
Catherine Singleton

Andre D Mobley, Sr
Shalonda Antoine
Chanital Butler
Loretta Milton
Gwen G. Carter
Jannette Coleman
Lester Brazzel
Arlester Tate-El
Robert Hayes, Jr
Donnetta Watson
Robyn Atwell
Jamal Ingram
Linda Conrad
Katina Dorsey
Rhonda Wilson
Travis S Silman
Melvin Gatewood
Patricia Samuel
Camille Crawford
Evangeline Handy
Nadja Green
Shannon Renee
Ty Hughes
Nakia Woodson JD
Jazzmin Brown
Gayle Henry
Derrick D Reed
Shantwanique Johnson
Darlene McKenzie
Damita Danzy
Krishna Clemon
Pamela Kinney
La Wright
Annette Rodriguez
Jamaal Harvey
Kenneth Taylor
Brenda Carlton Dixon
Kevin Flegler
Diana Knight
Juan Zendejas
Chanda Burns
Seantell Rainey
Aaliyah El-Amin-Turner
Jason A Engerman
Theresa Wimbish
Jimmy Murray
Shaniesha Holt
Shennice Brown
Mona Johnson
Diongela Wess
Rose Lejiste
Jerome Wiley
Arlene Banks
Glenda Humphrey George
Tiffany Joyner
Reginald Alexander DeLa...
Sharisse Davis
Ernst Decoster
Just Focus Johnson
Alexander Vscape
Alake Jackson
John Henry Page Too
George Parks
Katrina L Logan
Evans Leslie
Nicholas Silvester
Kenya Mayes
Adrienne Hibbert
Greg Caver
Ginell Walker-Way
Derrick D. Cannon
S Francis
Renee Peterson
Phillip Smith
Todd Jones
Tee Groom
Ron Carpenter
Mack & Shirley Paige
Donna Taylor
Stephen Perry
Cherrise Wilks
George H Tucker
Christi Dozier
Lena Williams
Jashawn Kelly
Gregory Barcus
Amilou Marcella
Rosemarie Dunham
Betsy Ranson McCrary
Nabila Salah
Lori Holyfield
Garnetta Moody
Toya Gail Mag
Rosetta R. Butler
Akeia Wright
Randy Hollingsworth

Lloyd Coakley
Ameenah Rasheed
Mark Love
Ta Mika Dillard
Alva Johnston
Rhonda Cox
Tyrone Johnson
Matilde Tchinda Tsayem
Julian Blunt
Crystal Williams
Linda Henderson
Stephen Gellatly
Kimberly Gold
Joshua Spencer
J. Friedmann
Stacie SAWYER
Crystal Williams
Cheryl Woodhouse
Lisa MacAllister
Jamail Bogany
Monique Reilly
Tawayna Dobie
Alicia McCalla
Mutually Funded Friends ...
Ron Pickett
Trae Heather
Deanna Worthey
Tracy M. Dunham
Ramona Young
Kelvin Moody
Eurydice Stanley
Andrea Nottingham
Byron Massey
Geneciobel Rodriguez
Tyrone Malloy
La Nissa Dorsey
Twana Wright
B Hankins Howard
Rahsaana Ison
La Marion Frazier
Sana January
Fred Houston
Emily Brown
Trina Felton
Traciea Henry
Debra Cobb Scott
Celeste Lomax
Monica Mama Soul Willia...
Barbara Bruno Charles
Shawn Verdree
Nadia X. Mahop
Angela Mitchell Mary Kay
Sedley Henry
Catricia Shaw
Shirley Ellis
Choklit Lewis
Diane Huey
Rochelle Lavenhouse
Starr Tiller
Annette Hamilton
Kadian Lawrence
Chaunette Stokes
Tasha McCray
Kesha Taylor
Samiah Page
Rita Williams
Yardley Dave Moise
Rene Hernandez
Patrick Whitney
Chris Badson
Tequilla Garnes
Christopher Williams
Ry Spikes
Donna Perez Shah
Jane Mosby
T Fields Moore
Chrissie Lavender
Rosie Laster
Judith Pierre-Dazle
Mario Williams
Jason A Engerman
Keith Williams
Xavier Mccurry
Jerome Baladad
Ronna Hughes
Calvin Hurse
Betty McPherson
Teetee RB
Michele L. Turner
Gwanda Passmore
Robin Mungo
Mary Brooks
John Mobley
Yomarrah Greer
Melanie Hopson
Kingsly Lee

Myra Foster
Rhonda Wilson
Cory Owens
Leslie Caballero-Hazel
Kenneth Smith
3 Some Chocolates
Tunisia Forbey
Vivian Y. Stuart
Shanette Williams
Jamasa Puryear
Clinton Noel Foster, SR
Alexander Clarence McInt...
Pate McKissack
Rumae Gemstones
La Shonn Edmunds
Cedric Richard
Crystal L Gunn
Frederick Crawford
Gordana Cvetkovski
Delanna S Chambers
Brenda Anderson
JOHNNY and LISA FULLI...
Auradis Brooks
Cheryl Kirksey
Joyce Bellamy
Iylona Hardy
Denean Pillar
Anthony McClary
Nakia L. Baker
Angela Johnson
Johnny Evans
Kianya Campbell
Constance Glass
Greg Terry
Stephanie Adams
Bbe Investment Group
Richard Ellis
Loretta Milton
Wesley E ALLEYNE
Erika Fitzpatrick Mead
Mohammed Irfan Yaqoub
Crystal L SIMS
Shirley Brown
Philicere H. Jordan
Zandria Lourie
Tony Ray
Cassandra Baker
Alaila Lee Lawrence
Latea Taylor
Glynda Y Lewis
Negatha Wilson-Ardoin
Nikita King
Felicia Vannostrand
Nikki Hunter
Thai Blasian Jones
Tanya Thomas
Attila Kiss
Romeo Bravo
Ray Wilson
Hoa Huynh
Kenya Berry
Sana January
Tk Zeigler
Demetrius Chamblee
Carla Cash
Gary Abra Sr.
Jessica Boykin
Jamian Smith
Myra Pitts
Tamala Lynch Bradford
Calvina Morris
Staysha President
Keeonna Imstillarose Will...
Daveen L. MANN
Maiyeshia McFadden
Rhonda Layton
Karl Newton
Margaret Lewis
Shelena Cook
Iran E Spradley
Vickie Lim
Valerie Stephens Williams
Debra Bryant
Shirley Neal
Anthony Hopps
Cha Channa Simpson
Rod Niha
Earl Thomas
Paulla Watkins Shaw
Kimberly Spoken
Barbara Bailey
Timothy Davis
Nikki Brown
Dante The Stache R.
Kimberley Savage
C Grace Live

Sheena Hicks
Jason Golden
Rozalind Barnett-Hampton
Anders Norstrom
Stephanie Drake
Tanya Williams
Anders Norstrom
Maurice Orr
Patricia Peters
Samantha Camacho
Janice C Mclean
Christopher Carter
Stephen Coleman
Angela Conley
Zelda Rogers
Michelle Stewart
Darshundra Blake
Tyrone Alexander
Joseph C. Oliver
Leona Locke Dotson
Brandy Gates
Norman DANIELS
Kim Warren-Martin
Marie Desvarieux
Karen Bell
Deborah Thomas
Constance Adler Galloway
Sandra Haskins-Ali
Cashelda Norman
Harry Elder
Vivienne Samuels
Constance Swett
Kevin White
Elizabeth Collie
Robert Juba
Stephen Booth
Marlon Williams
Pamela Lewis
Shelby J. Smith
Jacqueline McFarlane-Jo...
Rasheedah Mujtabaa
Darryl Rodgers
Richard Harris
Alvin Everette Moses
Cynthia Jackson
Karen Ponder
Le Tonya F. Moore
Tanya Taylor-Thornhill
Stacy Douglas
Lisa Patterson
Dale Williams
Gwendolyn Towns
Brandy Brooks
Bm Investments
Claire R Alexander
Lamar Chase
Jacqueline Walker
Taneesha Bertrand
Tavares Howard
Hilda Thompson
April Shell
Carla Simpson
James Mc Elwee Jr
Chris J Chatman
Rosa M Adams
Sheleena Garrett
Pednika T White
Drake Spearman
Lloyd Gilmore
Desreen Harris-Calvert
Jeffrey Lynn Yakle
Stephen Flemming
Ronnie Jourdan
Bryan Hocker
Wanda Daney
Beverly D Brooks
Maurice Rigaud
Diamond Shirley
Donita Custard
Geeann Blackman
Monica Banks
Casandra Moore
Carolyn Gray
Sharron Walker
Sabrina Jackson
Micheline Cayemitte
Karthik Thenkondar
Denise Jones-Mardis
Willie Abraham
Anthony. C. Bates
James Plozai
Tequila Thornton
Duane Harvey
Lucita D PELTIER
Rohnda Byias
Kathleen Shank
Reginald Hardy
James Murdock
Lisa Dee
Brooklyn Brown-Northrup
Carol Githinji
Bigi EAST
Pamela K. Ames
Kim Nichelle Jackson
Felicia R. Moore
Tymothi Coffee
Lisa M. Spencer
Vinay S
Sharon Watts
Edson Coley
Simone T Coleman
Dorothy M Leggs
Aishah Bilal-Ali
Jackie Arnett
Tanisha Word
Stephanie R. Ratcliff
Janice S. Robinson
Angelique Barniak
Trevor Tomlinson
Marie Constant
Jackie Hawkins
Lenora Phillips
Sharon Fraser
Gwendolyn Ellis
Brian K Patterson
Lolita Harris
Flo Askew
Brent Smothers
Chester Sappington
Pamela G GREENE
Stephen William WALLS
Teri Lambert
Kathy B. Johnson
Phyllis Dent
Terry Lynn Johnson
Geronimo P Noblejas
Hira Vishwakarma
Jukube Felton
Renee Nicholson
Dennis Jones
Collette Fournier
Lu Shaun Hopkins
Ian Parks
Santiago Munoz Jr
Jodi Olsen
Adam A Wehab
Jacqueline Golden
Linda Benard
Nakia Eccleston
Lucita D PELTIER
Christopher Paul
Darrell Aiken
Derek LOMAX
Danielle Fitchett-Mann
Cassandra Denise Parker
Terriene Matthews
George Weathers
Terra Durham
Carris Crawford
Angela Watkins
David Bell
Patrick Whitted
Keith Arnold
Estelle Williams
Marium A Williams
Adrian Woods
Brooke Cuyler
James Samuels
Anne Marie Alexander
Vincent Omar Wright
Gloria Su
Le Roy Williams Jr
Domenique Milton
Ebonie Mitchell
Allen Terrell Hargrove
William Brown
Kevin Cooper
La Verne Ellis
Stephanie Raines
Billy H Herriott Sr
Vonda Simmons
Lloyd Hughes
Toni Alea Watts
Raymond Varner
Reginald Mckenzie
Sherique Holloman
Kimberley J Pryor
Mona Johnson
Kathryn Simmons
Spring95 Investments, LLC
Pauline D Baran
Shakeia Ragins
Karyn Smith
Ronda Kornegay
Michelle Keller
Roy Carter
Kevin Lawrence
Ansel Floy
Martin Reid
James L. Wolfrey
Marqel Armani Lee
M Zinhagel
Lance Wilson
Katherine Allen
Kirkland Henry
Carla Simpson
Christopher W Snapp
Frederick Bates
Anana Phifer
Andrew Mcfadzean
Leland D Sparks
Rita M Rogers
Marie Desvarieux
James G Kemp
Khalilah Taylor
Eric Steinhebel
Steven Campbell
Harris Marion Ginyard Jr
Jennifer Scott
Harry Elder
Kyedi Thomas
Adolph Woods
Sandra Kharan
Brandi Weintraub
Hugh Collins
Blockchain Investor Grou...
Jacqueline McClean
Lulu Bundra
Leslie Anthony
Lawrence C. Gray,
Prentice OSBORNE
La Donya Ruffin
Pamela Pruitt-Green
Spolinsky Jacox
Chaganlall Ramnauth
Micheline N. Guillaume
Trina L Nicholson
Judith SEARS
Alicia T. Reaves
Sophia Ligon
Sahar Simmons
Leslie Lovell
Jasmine Williamson
Aj Mann
Keishawn Gilbert
Kamran Sadiq
Shawn Smith
James Burum
Carla Roberts
Melissa Roberts
Betty B Butler
Joseph Baskin Jr
Laquisha Wilder Hunter
Clotee Lang
Calvin Thomas Adams
Willie White
Mark O'Connor
Chandler Merz
Roger J Leitner
Edward Soza
Ronald Coulson D.C.
David G McEwan
Rich Lagattolla
Theodore Or Amanda Gr...
Deborah Mauristhene
Sophia Hewitt-Bailey
Bujes Marc-Henri
Candice Smith
Lawrence Holloway
Shawn Foster
Carrie Crosier
Ted Erlwein
Makanya Smith
Terri BAILER
Jessica Tanya Washington
Darrell Lane
Giovanne Bazile
Richard Peats
Timothy Cottrell
Lincoln Williams
Jason Young
Marcus Olebe
Gary Janczura
Devlon Cooley
Erica Williams
Aaron E. Long, MD.
Corey Baker
Lafe Taylor
George Arai
Roy Carter
Doreen A Lucas
Matthew Arlotta
Lisa E. Fuqua
Shaneka Boone
Crystal La Shaun Flack
Carlinton Brown
Lisa Wallace
Eddie Bell
Deidra Ward
Tiffany Thomas
Paul And Tracy Flavien
Jessie Dortch
Robert Reid
Loretta A Walker
Stacy Patillo
Adrinna L Buffaloe
Stacey Sanders
Yalit Solano
Charles T Fleming
Rachel Spencer
Lashawn HILL
Martine Quartey
Alvin Cleveland
Felicia Lawrence
Stephen Booth
Daniel Holliday
Tangia Hill-Smikle
Campbell Investment Gro...
Amanda Denise Flood
Kareem Goodwin
Johnny Willie Bell
Teresa Gulley
John Tayne Yoon
Paul Boyer
Brian Johnson
Kevin Harding
Shawneequa Badger
Freddie Beisler-Snell
Zakiyyah Walker
Donna Boyland-Cheatom
Jerome Daniel Wiley
Joyce E. Brown-Bush
Tyrone Alexander
Sharon Prewitt
Genice Norman
Demetrius A. Scott
Ronda Kornegay
Cassandra Smith
Stephen Wilson
Vanessa Jackson
Latasha Austin
Smith J. SAINT-AIME
Alice Woolford
Gwendolyn Davis-Yancey
Kenley Bullard
Charles Bowie
Marian Dubar
David Augustine
Kaisha Branch Moxie
Leslie Hawkins
Angelitta Ware-Anderson
Kathryn Washington
Carol McClung
Lakesha Reed-Curtis
Latea Taylor
Judith Montauban
Ciara Robinson
Amanda Plozai
Lgm Portento
Al Magtajas
Michael Anderson
Ernest Curry
Melisa Jackson
Romaine Hanson
Vedal Edmead
Karen King Aka HHR
Deborah Ball
Henry Shin
Laurenda W Reynolds
Ghasi Phillips
Melissa Brown
Andrea Lamb
Edna Hill
Shannon Baity
Osyrus Kimathi
Michael Bhagat
Marvin D Johnson
Tysheika Brown
La Nica Failey
Charlie Douglas
Romyn Sabatchi
Alan Holmes
Roscoe Casey
Trent L Edwards Sr
Stephen William WALLS
Wendy Jones
Derrick Chaney
Junia Robinson
David John KRAFT
LaDawn E. Jacobs
Greenwood Invest
Rosie Kimmons
Maurice Rigaud
Dicky Doleck
Cory Brim
Janel Jones
Lakisha Huggins
Steven P Larky
Chanice Reid
Carla Bent
Pearie Jackson
Thomas Dring
Daryl And Erica Smith
Portia MUCHI
Olatayo Sobomehin
Desreen Harris-Calvert
New Era Marketing Grou...
Charlene Curtis
Deidra Towns
Cherrie Gage
Ebony Horne
Lauren Hicks
Rasheedah Anderson
Beverly D Brooks
Daphne Swanier
David Cleveland
Rejoice Boney
Tiffany Jaco S
Gabriel Mosley
Tamara Paylor
Luis Villarreal
Gordian Boteilho
Daniel N Vinocur
Arevia Juran
Ian Stapleton
Michael Dunson-Odusanya
Darrell Lieteau
Monoleto Robinson
Sherell CAMPBELL
Beverly Moore
Vanessa Baird-Streeter
Cameron Constant
Tiffany Cohen
Gloria ENGERMAN
Paula T Newman
Mike Holmes
Cindy Li
Rigoberto S Hernandez
Catherine Turbek
Maurice Parks
Kendrea Camacho
Dentonio Worrell
Rayshoun Chambers
Tiffany McReynolds
Christopher Hopkins
Adrienne Johnson
Maurice Walker
Gloria Su
Michael Gaines
Celeste Booth Anderson
Tawanna Jiles
Tim Wardlaw
Kimerly Barley
Scott M Algatt
Brent D. Staton, MD
Lloyd Gilmore
Daphne Swanier
Trinity Height
Fallon Davis
Lawrence L Buffaloe
Tenealya Littlejohn
Jeffrey John Javate
Terri BAILER
Demond Roberson
Kimberly A Touhey
Georgette D Brown
Sharon Shemtov
Senora Kelly
Linda Otterbridge
Paulette Jones
Betty Hodge
Crystal Reynolds
Jamie Hughis
Eula Stephens
Steve Booth
Sandra Walker
Vivian Reid
Tarisha Washington
David Mells
Karen Davis
Karen Thomas
Antonio Davis
Angie Hodges
Clemard Coakley
Anthony Lombardo
Terry Richter
Eibhlin Tan
Jonathan Marsland
Bassey Elimian
Mia Johnson
Tiffany Owens
Jennifer W
Terry L.Carter
Jackie Beard
Tarfaya Harris
Darrell Lamont Hunt
Jennifer Rose
Para Bradshaw
Shaquita Keyona Fortune
Benjamin E Harris
Bernita Joyce Robinson
Dyahan Marsland
Lamica Reed
Jamilah Sabir-Calloway
Toni Alexander
Cassandra Pough
Popuri Krishna
Eijiro Kaga
Ava J Owens
Alfonso Diaz
Thomas Thackston
James R. Spears
Craig Devon Brooks
Maulin Patel
Mark Kyle
Fidelis Bomba
Finis Solomon Cook
Nija Wilson
Jeannette Lynda Blake
Bonnie Cannon
Jymini Waters
Ashley Arrington
Kimberly Harmon
Toya Gail RobinsonMagli...
Steve Booth
Ted Erlwein
Nicholas Paul
Keith Charter
Megan Manigault
Kareem Evans
John Wellons
Shaunnette Harrison
Garvey Nurse
Rosemarie King
Nana Nduom
Stephen Booth
William & Favia Butler
Robyn Ivy Atwell
Basil Harris
John Cole
Scarlet Franklin
Jo Ane Baptiste Cummins
Danielle Hesterbey
Ed Davie
Kimberly Nelson-Arrington
Kevin Thomas
Alpha Stewart
Mark Daniels
Jerry Lee Culliton
Kawanna Proctor
Marquita Carter
Latina Sabb
Thomas Lee
Lia Jones Allan
Ebony McIntosh
Lisa Lee
Agnes Grimes
Audrey E. Ruley-Vouse
De Nira Dedeaux
Kenneth R Humphrey
Lauren Liburd
Carla Napper
D&P Financial SERVICES
Devon Russaw
Frederick Moore
Therese Michaela Cooper
Taylor Hamilton
Vanessa A Kelly
Tonya Thompson
Nnaemeka Alozie
Terrance Bates
Betsy Solano
Cameron Richardson
Valerie Braxton
Cheryl Satterfield
Angela Brown
Tanya Crawford
John Cook
Ricky Lynch
Brendan Cosgrove
Latina Sabb
Michael Liles
Marilyn Hackett
Ted Erlwein
Alicia Greene
William Paul BURGHARDT
Samuel Muniz
Keith Saunders
Cherese Coombs
Nathan Martin
Valerie Artopee
Eric JOHNSON
Jennifer Aldridge
Kimberly Liefer
Tina D
Derrick Dixon
Michael Ray Trammel Sr
Thomas Addison IV
Carmenletia Anderson
Joseph Proctor
Ollie Ezell II
Shameka Johnson
Janine Waller
Bigi WEST LLC.
Jason Haile
Nicholas Curattalo
Daniel Holliday
Sandra Williams
Valerie Robinson
Hamish Cameron
Blockchain Investor Grou...
Drew Allen
Benlini Galindo
Pamela L Miles
Teresa Merritt-Watkins
Eric Mabo
Chadwick Clark
Nicole Wright
Dee Pittman
Theresa Brown
Amitra Stone
Yvette Johnson
Brenda Pridgen
Elizabeth Bruton-Pollard
Stephan Brown
Shawnee Tucker
Karentessa Boyce
Benita Martin
Gyamfua Gyamerah
Yvette Rhea-Burg
Brian Mcguire
Lawanda Marrero
Michael Pratt
Shelley Tyler-Smith
Terrence Pounds
Brennon Mitchell
Sara Dixon
Lewis Rutherford
Audra Dozier
Samarth Beri
Nichelle Washington
Tainiesha Smith
Stevonne Fuller
Rhonda Fernandez
Brenda Simmons
Cynthia L Bowman
Patricia MALBROUGH
Kennesha Bracely
Lynn OConnor
Carmilla Wheeler
Johnny Dyson
Theresa Sanders
James Plozai
Selma Keener
Joyce Gholson
Hugh Collins
Shaneka Shipman
Corey L Poe
Steve Booth
Michelle McDonald
Gina Hicks
Terrell Brumfield
Shyheim Brewster
Walter Paul
Erin Doyle
Ashley Tose
Aaron E Long MD
Sandra Kharan
Kerie Ann Lawrence
Myron Williams
Adriana Johnson
Pamela Love
Capatoria Wilson
Asha Brianna Wright
Helen Maston
Gerda Duroska
Cornelius Best
Earnest P Woodhouse
Kevin P Homier
Nashika Jackson Ogilvie
Shawn Sorsby
Julia Taylor
Shaquan Jones
Rita Williams
Raulh Bolling
Delores Smith
LaQuita Amos
Monica Taylor
Terri Collins
Robert White III
Pamela C Johnson
Ayesha Knox
Lori Taylor Johnson
Constance Adler Galloway
Sheryl Grace
Wakeelah Muhammad
Trisha Garrett
Gandhy Pierre-Louis
Rose Coppee
Denise Graham
Zuberi Olushola
Lip Fatt Tai
Mario M Teel Jr.
Cameron Constant
Ronald O. Hill
Jerrod Biglow
Tracey Grant
Asha Brianna Wright
Damon Gandy
Shakeia Ragins
Cashelda Norman
Joyce Gholson
Michael A Hynes
Lashawn HILL
Pamela Dorsey
Jerry Lee Dunn
Eric M Reitz
Nikcole Cunningham
Robert Connell
Crystal Denard Jr
Melanie Jenkins
Tia Smith
Dionicia Rice
Timothy RANSON
Octavia Heard
Teresa Johnson
Keja Spencer And Jahvon...
Lamell Linen
Kimberly Ford
Billy R Caldwell
Vanessa Young-vaughn
Sherri Yvonne Stanley
Tutankhamen Reyes
Jhanesa M McMillan
Nneka Obasi
Adrienne Earnest
Stephen Aram
Anthony Parrish
Katherine Zeigler
Monisha Mapp
Serena Holmes
Jimmie Wright
Marcus Milbourne
Lea Morgan
SharV Payne
Sheila Waterman
Chaline Hall
Jermaine Chestnut
Deanna Johnson
Joseph Klock
Anthony D. Smiley
Latonia Michelle Haggen-...
Valerie J Simmonds
Ttoria Benson
Sherry Blue
Pauline D Suttle
Unapologetically Coetta
Ashayla Patterson
Matthew A Forgach
Rolonda Hernandez
Cheryl Demps
Mark Tennis
Andre' P. Fournier
Erica Guillory
Juwariya Abdul-Karim
Heidi Hecht
Tarik Smith
Alex Lebon
Crystal Paris
Bradford Traywick
Ulysses Ackerson
Anthony Terrell
Rhasaan Robinson
Fatima Smith
Dee Bowden
Shaoping Tang
Oscar Fluellen Jr.
Christina Santos
Keisha Knowles-Phelps
Jane Stuart
Nathanial Roberts
Vanessa Sowell Skeeter
Jeremi Murray
Cheree Warrick
Alpha 11 Group
Marla R St. Ann
Jennifer Sims
Bornmade Bosses
Erica Muse
Tangee Williams
Lynn Dorvil
Kris Moats
Dorothy Hill
Alysia Rose Verdell
Helen Cox
Patrick Brown
Crystal Denard Jr
Lorna Woodside
Darrylin McHenry
Karesa Lea Potts
Lorna Andrews
Lamell Linen
Shawn Foster
Gary Caplan
Carris Crawford
Cameron Razi
Robert Blanc
Paula Harris
Sherrilyn Parham
Lynette Johnson
Melvin Kestner
Laquicia Carter
Kristan Reynolds
Tara Lewis
Sherita Harris
Andre Grant
Tanya Johnson
Vanessa Lindley
Carmelia Taylor
Carl Adams
Demetrius Braddock
Antoine Lowery
Sharon Denise Key
Tremayne Dixon
Patrick Faustin
Traci Milburn
Tracy Gaines
Joseph C. Oliver
Gabriel Mosley
Neal Allen
Tomica Cole-mitchell
Matthew N Bass
Steven Frishman
Janine Davis
Dame Mi Forbes
Carrol Barnes
Hazvinei Gwendolene Chi...
Grady Reed
Brandon Judy
Bigi South LLC.
Dylan Gunn
James Russell
Tracy Farnsworth
Geneva Cummins
John Cole
Nefetari Mells
Mayra Diaz
Donnamarie Elcock
Malane Angosisye
Belinda Smith
Sarah D. Bryant
Cornita Pinchinat
Kara Smith
Felicia Powell
Wendy Lattibeaudiere
Constance R. King
Kelli Thomas
K Bell
Kesha Y
Jessica Bennett
Michelle Moore
Wilmar Lee
Ernestine Alexander
Kashanda Thorpe
Siobhan A Parris
Carol Weller
Miriam De Ana Williams
Steven S Parelman
Lynda G
Deddeh Newman
Charles Carlies
Natashi Williams
Ja Rahn Young
Katrina Bowden
Jaime Harmon Rourke
James T Jewett II
Toshica Conyers
Gina Dickens
Katrina Owens
Lemuel Cyrus Yates
Antoninette Griffin
Jacqueline McKenzie

Lydia Mutua
Rhonda Wimberley
Paige SHELBORNE
Teresina D DeHaney
Maya Green
Rosa Debro
Michal W
Rhonda Pittman
Dinah Goodman
Felicia Morrison
Ann Luckett-James
Eliecer Navarro
Kymaria Muhammad
Jay King
Anita Powell
Debra Taylor
Shirleeb D Yorke
James Cowan
Angela L. Wright
Raymond James
Demarreio Batts
Elaini Vance
Shay Grant
Scott ATIDEPE
Pamela Robertson
Nicole Barge
Tony Boone
Josh Wilson-Witter
Jonathan Defoe
Keita Charles
Jesus Soto
Janiece Williamson
Percy McIntyre
Kevin Ruff
Augie Lopez
Clarice McGowan
Nitasha Walder
Adrian Tatum
Kris Moats
Anthony Jones
Velisa Swan
Ivory Cummings
Robert Chatmon Jr
Jermaine Williams
Carolyn Miles
Andre Redding
John R Smith
Hanokya Millings
Thomas Shaffer
Aubria Ralph
Webster Farrow
Dorese Armstrong
Sherry Mitchell
Kisha Jones
La Toya Merrell
Stephanie Thompson
Smith Ogletree
Rajah Doggett
Moncellia Scott
Trennis Simmons
Bruce P. Dixon Jordan Jr
Wilhelmina Sanford
Stephanie Williams
Earmon Torie Smith
Keisha Knowles-Phelps
Gayle E Williams Jovoni
Denisr Favenport
Joseph McNeely
Dinah L. COLEMAN-MAS...
Dorraine Barrow
Ms. Felicia M Thomas-Wil...
Montrice Wright
Delores Thompson
Gina Taylor
Dentonio Worrell
Samuel Flemmings
Yonelle Lee
Bonita Owens
Samiqua King
Tyra Lundy
Robin L Walker-Cameron
Victoria Kennedy
Shurlan Homer
Geoffrey R. Cousins
Bonita Knowles
Jennifer Brown
Jo Ann Pettus
Cassandra Marcelus
Harsh Vardhan Singh
Dolores Johnson
Buffy Simmonds
Nomqhele Jubane
Bgm Investments Inc
Jerry Lee
Shirelle Allen
Darius Wimes
Shawn Henry
Laquwanea D Johnson
Nakia L Thompson
Jazmine Smith
Denise Godwin
Billy Shells
Kimberlynn Heller
William Brown
Tamika Walker-Samon
Terence Mukonje
William Winters
Purvis Riley
Reginald English
Patrice Blountt
Quedaesha Barnes
Anthony Adger
Margie Taylor
Fabrice Hirwa Eureka
Henry Jose
James Osby Jr
James Blair
Eliza Tom
Coleasha Mcmorris
Jaliyla Tillman
Emajae Guyton
Kate Barnes
Angelique Turner
Rashan Jones
Jessica Conley
Felicia West
Lucretia P Martin
Homaletta MCKNIGHT
Frances Estelle
Kathy Jenkins
Terry And Perry Tribble
Raquel Beckford
Annette Jones
Vondaleah Doane
Shania Williams
Monica Humphrey-Cook
Genice Norman
Nicole Jones
Ginger Dean
Victoria Mojibola
Jacqueline L Page
Sabrina F. Williams
Janet Haslerig
Martin Avila
Annie Sanders Hinnant
Pamela Ngunjiri
Annie Sanders Hinnant
Lorraine Dupree
Jamar D Robinson
Shameka Conley
Adriant Lewis
Devon Berry
Nancy Nava
Nnaemeka Alozie
V Y Conner
Dennis A. Sexton
Michele Thornton
Kimara Cohen
Tanya Bean
Jill L Mansfield
Lamont Walker
Rosealee Smith-Powell
Ja Mia Webb
Lisa Bigelow
Alderine Pollard
Falischa Moss
Carl D Ellis
Yvette C. URQUHART
Marion L Pullum
Brian Cowan
Claudia Williams Conerly
Nikki Jackson
Michael Barskile
Edith Nina Santiago-Parks
Monica Jackson
Angeline Acain
Raulina Simango
Walter Phillips
Michelle Adams
Shirley Rolfe
Sandra Showalter
James Anthony Stephens
April Williams
Brian Patterson
Debbie Eaddy
Patrice N. Greene
Kenya Austin
Chanee L Williams
Latasha Compaore
Cherylle McFarlane
Delores Stewart 3
Odell Thompson
Toshika Edwards
Brenda Blackshire
Tonya Mial
Tina L Thompson
David Harris
Shana Ordonez
Nancy Tanks RUDOLPH
Hattie Scott
Kim Edwards
Angelique Pettigrew
Angela Rogers
Tuanya Watkins
Theodore Psaris
Legacy Investors
Terrie Reed
Edward Long
Veronica Washington Ro...
Nnenna Udensi
Kendrick Clayton
Sameena A Mulla
Vernita Sneed
Vashti Howze
Tre Scott
Jamila Iman Kani
Johnnette Saye
Madilyn Shelby
Gwendolyn Crockran
Mary Evans
Abdula Greene
Virginia G. Young
Lora Mitchell
Deshana Lavette Amos
Shavay Vander
Michelle Martin
Devin Ferguson
Thalicia Dillon
Keisha Knowles-Phelps
Lauren Sanders
Markisha L Homer
Vanecia Harrison
Andre Thompson
Jesslyn Anderson
Debra D. Langhorne
Lawanda Delaine
Cynthia Pleasant
Keith And Aatocshaaw P...
Brigitte Faison
Lorna Woodside
LaKecia Carstarphen
Antoinette Scott
Jamal Milliner
La Tonya Harris
Tangie Tolbert
Lillious Lumpkins
Shirley Willard-Ross
Helena Scott
Jeanne Gibson
Teresa R Getman
Patrick Sapini
Ceola MCDONALD
Cassandra Hughes
Everett Holloway
Jessica K Matei
Teddy Richie
Karen Stiggers
Wava T Johnson
Euphemia Taylor
Brenda Hawkins
Eddie Bell
Jasmine Little
Trudy Brown
Stephanie M. Sawyer
Ade ADE
Sylvia Elaine Garner
Anne Ward
Jarcelyn K Dorsey
Diane Daniels
Fatimah Dawan
Harolyn Lawler
Felicia Heyward
Sharon Chapman
Trina Miller
Alvin McGary
Kyle Pelichet
Tanya Taylor-Thornhill
Charisse Chitolie
Dana Davis
Amos Raymond
Erica Roberts
Tara Addie
Willie Tindell
Natalie Harmon
Lynnette Lr Powell
Musa Farah
Anitra Worthy
Monty Johnson
Jayice Pearson
Helen Ford
Tunisha Vance
Bridgette Sanders
Jannie Harris
Greg Williamson
Erica Everson
Billy Powell
Ericka D. Martin
Joy L Watkins
Tamika Burton
Sheleena Garrett
Yolanda Jordan
Lenora Judy Ransom
Regine Pointdujour
Wallace H. Stephens
Marie Rosena L Laine
Sanedria Potter
Julia Casteel
Makayla Hooks
Shane JOHNSON
Charles FLOYD
Dionne Hearn
Patricia Greene
Jairo Patino
Janice Richardson
Leonard J. Evans
Heath Smith
Na'keya Thomas
Tiffany Brown
Marissa Cartwright
Cassandra Yisrael
Gebrina Roberts
Daniel Whatley
Arturo Barnes
Owl Xpress It, LLC
Kristel Johnson
Pirosca Ioan Ovidiu
Mr B JACKSON
Claudia Perkins
Rodrick Mays
Gotwona Graham
Meltona Bryant
Hasan Welch
Phyllis Durham
Valerie Dunbar
Debra Johnson
Linda Henderson
Dawn Oliver
Felicia Crump
Max Essoh Latte
Carolyn Rhone
Terry Holliday
Andrea Oliver
Kayla Robinson
Cheri Williams
David Simpson
Michelle L Solomon
Carol Evans Lehman
Lamir Whetstone
John Porter
Wesley I Reid
Melanie Ward
Cynthia Hankins
Tania Tinley White
Leslie Allicks
Alesha Holmes
Sharonda Felton
Michelle Howard
Myron Thompson
Keith Major
Timothy Daniels
Marvin Sanders
Christopher Posey
Fallon Davis
Kim Lightbourne
Rashawnda Mathis
Tam Le
Keren Israel
Jenean Ward
Roy Gene Hawkins
Nekesia Tamia Cox
Kimberle James
Alonda Alloway-Higgins
Shauntel Johnson
Bianca Coleman
Verona Bacon
Nicole Foster
Demetra K Cooke
Marie Price
Walter L Johnson
Patricia Leonard
Shawna Parker
Farah Travis
Joyce R. Perry
Avonette S Mack-Simon
Nathaniel Barber
Karl Essoh Latte
Jessica Harris
Michael Williams
Krystal Colbert
Maria Davis
Taresa Jackson
Jabari Buckner
Gregory Scales
Shawn Robinson
Barbara Richardson
Selerya Ward
Kim White
Stacey Anderson
Rajhi Thompson
Norma J Moore
Douglas Thomas
Sherice Macon
Shaunee E Cole
Juanita H Beasley
Wanda Evans
Karin Lynette Griffin
Otis Williams
Cheryl Gatus
Tamara Ali Bey
Charles L Roseboro
Teia Smith
Benita Jones
Sherie Tazewell
Marvin Murphy
Bridget Bussey
Natacha Andrews
Kiva J Burt
Beverly J Foster
Johnny Manipor
Calvin Blaine Jarnagin
Tiffany Floyd
James Richard Rhodes
Sherry James
La Tanya Cosey
Charlette Reynolds
Candese Nieves
Miriam Jackson
Candace Williams
Robert Carter
Troslyn T Mitchell
Leslie White
Erica Hill
Valerie Johnson
Lakshminarayana Nindra...
Varees Weekes
Dwayne Howard
Timothy Donald
Jonathan Blue
Gregory Covington
Rene Crawford
Alexis Sheppard
Marion Louise Gaddy
Moses Bethune
Angelica Van Leer
Tiffany Williams
Nona Marie Best
Derek T Bentley
Selina Plair
Melody Coleman
Marilyn Anderson
Michelle Mosley
Jeri Elaine Bush
Andrew Lindberg
Sarah Foley
Tracie Haygood
Mica Battle
Tamisha Latimore
Felicia Lee
Annamarie Bolds
Michelle Denise Craig-Silas
Tara Beasley-Stansberry
Kimberly Davis
Shevonne Richardson
Barbara JONES
Sharon Fraser
Kristen Williams
Brittany Moore
Ethel Valentine
T Fraser
Ricia Taylor
Stacey J Haley
Tasheka Robinson
Dwight Charles Norris
Gretchen Gonzalez
Rashida Robe
Gary Russell
Mikaili Kamau
Jerry J Edwards Jr
Anthony Marshall
Casheda Allen
Thurman Norman
Vicki Baisden
Sharon Y. Morgan
Angela Scott
Corretta Henry-Russell
James Singleton
Jeziel Nova
Cynthia Bell
Marilyn Koulouris
Georgette Taylor
Debbie Pillow
Justin W Frasier
Maeva Opaga-Okouma
Charelle Thompson-Berry
Victor Zamudio
Felecia A Williams
Angela Reynolds
Donnell Wells
Sheila Spotts-Murphy
Debra Petty
Lyza Blaisdell
Laverne Hugine
Theodore CLEVELAND
Mary J Hope
Maurice Anderson
Felicia M. Goss
Desmond Dailey
Leia Osbourne
Harvey Dillon
Charles O. Lloyd
Bridgett Jones Smith
Stephanie Nesbitt
Mar Yam McFadden
Fredoria Cartwright
Derrick Jevon Butler
Nichole Williams
Sandra P. Semien
Danielle Chillies
James Simmons
Nina Garner
Brenda J Torrence
Michelle Davis-Dash
Jacquelyn Baldwin
Andrea Williams
Ernestine Porter
Kiffany Taylor
Carla Harris MMSc
Angela Andrew
Tracy Petry
Rudy Walker
Evelyn Davis-Gibson
Vertina Mains
Anthony McGlone
Varona McCall
Robin Ferguson
James Samuels
Jacob A Ebot
Jasmine Jackson
Kesa Dillon
Velvis M Branch
Lisa Acie
Paula Beneby
Tonya Campbell
Horace Allen
Kevin Williams
Eddie Little
Jacob S Dozier Jr
Alonzo Hazel
Donald And June Ingram
Jvonne Christian
Neil Failey
Ebony Jade Failey
Johnitta Clemons
Debbie Manigat
Sandra Hagins
Priscilla Bonner
Danielle Overton
Carey Macon III
Cassandra Taylor-Wilson
Jean Odenat
Janet Massengill

Thank You!

From the Black Momma Tea & Cafe Team



Vanessa Braxton



Darryl McCoy II

VP of Advertising & Marketing Technologies



Sheila Copeland

VP of Government And Licensing Organization



George Toolie

VP of National Sales & Marketing Rep



Dave Campfield

Director & Producer Commercial Media



Josephine Iannece

Executive Marketing Sales & Customization

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Vanessa Braxton	CEO/President @ Black Momma Tea & Cafe, Inc	2017
Sheila Copeland	VP of Military Sales and Licensing Compliance @ Black Momma Tea & Cafe	2017

Officers

OFFICER	TITLE	JOINED
Vanessa Braxton	CEO, President, Secretary and CFO	2017
Sheila Copeland	Vice President of Government and Licensing Organization	2017
George Tootle	VP of National Sales and Marketing Rep	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Vanessa Braxton	3,000,000 Common Stock	100.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Vanessa Braxton	08/01/2018	$2,000	$0	0.0%		

Related Party Transactions

Black Momma Teas and Cafe will sell affiliated brands owned by B4MC Group like vodka, agave and tea at a discounted price. Vanessa Braxton is a principle shareholder in both entities and will benefit from the relationship.

During the year ended July 31, 2018, the Company advanced $10,000 to Vanessa Braxton, its founder, in consideration for her management services ("Due from Related Party"). The amount advanced is considered an interest free loan for an indeterminate period of time.

Name	**Vanessa Braxton**
Amount Invested	**$2,000**
Transaction type	**Loan**
Issued	**08/01/2018**
Outstanding principal plus interest	**$0 as of 08/2019**
Interest	**0.0 per annum**
Relationship	**Founder**

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	**10,000,000**	**3,106,625**	**Yes**

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	**0**
Options:	**0**

Risks

Lack of Operating History and Risks of Operation.We are a new company (commencing operations in 2017). We have not yet commenced significant business operations. We are therefore, subject to all of the risks inherent in any new business enterprise. There can be no assurance that we or our franchisees will be successful in operating our cafes, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Buy Out Right: The Company may, at any time after the closing of the Offering, and in connection with a bona fide institutional financing, repurchase the Common Stock from the subscribers in the Offering, by delivering the undersigned written notice of such repurchase along with payment for the Common Stock. The payment for the Common Stock shall be based on the valuation of the Company in such institutional financing.

George Tootle is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Delays in Opening our Cafes. The proceeds of this Offering will be used, in part, to build out and open one or more cafes. Our revenues will arise primarily from the operation of the cafes and franchise fees. We do not anticipate receiving any income until our first cafes are complete and our initial franchisees have executed franchise agreements. Therefore, anything that delays the opening of the cafes or the on boarding of franchisees, will adversely effect our profitability.

Dilution You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

The cafe business is highly competitive. Although we believe we have a strong brand and will have strategic locations, there are many existing tea and coffee houses. We face competition from established companies such as Coffee Bean & Tea Leaf , as well as coffee houses such as Starbucks and Diedrich Coffee. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

Our failure or inability to protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position. We believe that our brand, intellectual property and our confidential and proprietary information will be very important to our business and our competitive position. The brand “Black Momma Tea & Cafe”, along with trade secrets, confidential and proprietary information and other intellectual property rights are key components of our operating and marketing strategies. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. In addition, actions by other parties claiming that we are infringing on their intellectual property rights could also cause us to incur significant legal fees and divert management's attention from the operation of our cafes.

Limited Transferability and Liquidity.

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

The Investor hereby appoints the CEO of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, including, but not limited to, signing all documents, and taking any and all actions, determined by the Company's officers and directors, in good faith, to be advisable to transfer any shares held by the Investor into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Shares pursuant to Section 11 of this Agreement.

Risks of Borrowing.

We may have to seek loans from financial institutions or other Individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets.

Our Success Is Highly Dependent On Our Current Management.

Our success depends in significant part on the continued services of our current management team. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

Disruptions in our supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results. Our cafes will be dependent on frequent deliveries of ingredients and other products. We believe we shall have adequate sources of supplies for our ingredients and products to support our cafe operations, however, there are many factors which could cause shortages or interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

Labor shortages, an increase in labor costs, or an inability to attract employees could harm our business. Our employees and our ability to deliver an enjoyable cafe experience to our customers will be essential to our operations. If we are unable to attract and retain enough qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable customer experience, our results may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs.

If our brand does not achieve more widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Projections: Forward Looking Information.

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Because there is no public market for our securities, the price of the stock has been determined by our board of directors. Among the factors we have considered in determining the initial price are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Black Momma Tea and Cafe, Inc

- Delaware Corporation
- Organized August 2017
- 3 employees

1488 Deer Park Avenue
suite #382
N.Babylon NY 11703

http://www.blackmommateacafe.com

Business Description

Refer to the Black Momma Tea & Cafe profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Black Momma Tea & Cafe is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

wefunder.com/blackmommateacafe/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*